United States securities and exchange commission logo





                            December 22, 2020

       Michael Mettee
       Chief Financial Officer
       FB Financial Corp
       211 Commerce Street, Suite 300
       Nashville, Tennessee 37201

                                                        Re: FB Financial Corp
                                                            Form 10-K for
Fiscal Year ended December 31, 2019
                                                            Form 8-K filed
October 26, 2020
                                                            File No. 001-37875

       Dear Mr. Mettee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed October 26, 2020

       Non-GAAP Measures, page 1

   1.                                                   We note your disclosure
of the non-GAAP measures titled    Adjusted pre-tax earnings
                                                        and    Adjusted
earnings    in Exhibits 99.1, 99.2 and 99.3 as well as    Adjusted pro forma
                                                        earnings    in Exhibits
99.2 and 99.3. We also note disclosure of several non-GAAP
                                                        measures that are
calculated based on these amounts, including:

                                                              Adjusted return
on average tangible common equity;
                                                              Adjusted return
on average assets and equity;
                                                              Pro forma return
on average tangible common equity;
                                                              Adjusted pro
forma return on average tangible common equity;
                                                              Pro forma return
on average assets and equity; and
                                                              Adjusted pro
forma return on average assets and equity

                                                        Each of these non-GAAP
measures contains an adjustment titled    plus initial provision for
 Michael Mettee
FB Financial Corp
December 22, 2020
Page 2
         credit losses on acquired loans and unfunded commitments   . Please
tell us how you
         determined that this adjustment is appropriate and useful to investors, especially given your history of acquisitions. In preparing your response, tell us how you view loans
            originated    versus    acquired    from a provision perspective in
making this
         determination. Refer to Question 100.01 and 102.03 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations available on our website at:
         http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2.       We note your disclosure of the non-GAAP measures titled    Adjusted
diluted earnings per
         share    ,    Pre-tax, pre-provision earnings per share   ,
Adjusted pre-tax, pre-provision
         earnings per share    and    Adjusted pre-tax, pre-provision diluted
earnings per share    in
         Exhibits 99.1, 99.2 and 99.3 as well as    Adjusted pro forma diluted
earnings per share    in
         Exhibits 99.2 and 99.3, all of which include an adjustment for the initial provision for credit losses on acquired loans and unfunded commitments or an adjustment for the entire provision for loan losses. Please tell us how you concluded these earnings per share measures are appropriate and useful to investors given that they exclude one of the primary expenses incurred to operate a bank and generate revenues.

3.       We note your disclosure of    Pro forma net income    in Exhibits 99.2
and 99.3. Please tell
         us what this pro forma non-gaap measure represents and explain why it
is labeled as    Pro
         forma    when it appears to be the actual U.S. GAAP net income per the unaudited financial
         statement provided in the September 30, 2020 Form 10-Q.

4.       As a related matter, we note that you disclose    adjusted pro forma
net income    in Exhibits
         99.2 and 99.3, which appears to represent the sum of    adjusted net
income    for each of the
         first three quarters of 2020. Please clarify what these pro forma non-GAAP measures represent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John
Spitz, Staff Accountant, at (202) 551-3484 with any other questions.



FirstName LastNameMichael Mettee                               Sincerely,
Comapany NameFB Financial Corp
                                                               Division of
Corporation Finance
December 22, 2020 Page 2                                       Office of
Finance
FirstName LastName